UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

WINN-DIXIE STORES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror)

Options to Purchase Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

974280307

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Larry B. Appel, Esq. Senior Vice President, Human Resources & Legal, General Counsel Winn-Dixie Stores, Inc. 5050 Edgewood Court Jacksonville, Florida 32254-3699 (904) 783-5000	Copy to: Jeffrey M. Stein, Esq. Laura Oleck Hewett, Esq. King & Spalding LLP 1180 Peachtree Street Atlanta, Georgia 30309 (404) 572-4600

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications On Behalf of Filing Person)

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee
$467,381	$26.08

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all option grants to purchase the issuer’s common stock that are eligible for exchange will be exchanged for new option grants and cancelled pursuant to this offer. The new option grants have a value of $467,381 calculated using the Black-Scholes method based on a price per share of common stock of $11.38, the average of the high and low prices of the issuer’s common stock as reported on the NASDAQ Global Select Market on November 5, 2009.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1.	Summary Term Sheet	2
Item 2.	Subject Company Information	2
Item 3.	Identity and Background of Filing Person	3
Item 4.	Terms of the Transaction	3
Item 5.	Past Contacts, Transactions, Negotiations and Agreements	3
Item 6.	Purposes of the Transaction and Plans or Proposals	3
Item 7.	Source and Amount of Funds or Other Consideration	4
Item 8.	Interest in Securities of the Subject Company	4
Item 9.	Persons/Assets, Retained, Employed, Compensated or Used	4
Item 10.	Financial Statements	4
Item 11.	Additional Information	4
Item 12.	Exhibits	4
Item 13.	Information Required by Schedule 13E-3	5
SIGNATURE		5
EXHIBITS
(a)(1)(A) Offer to Exchange Certain Outstanding Stock Option Grants
(a)(1)(B) Form of Communication to Eligible Optionholders
(a)(1)(C) Election Form
(a)(1)(D) Notice of Withdrawal
(a)(1)(E) Form of Communication to Eligible Optionholders Participating in the Exchange Offer
(a)(1)(F) Form of Communication to Eligible Optionholders Confirming Receipt of Notice of Withdrawal
(a)(1)(G) Form of Confirmation Letter to Eligible Optionholders
(a)(1)(H) Form of Communication to Eligible Optionholders Rejecting the Election Form under the Exchange Offer
(a)(1)(I) Form of Communication to Eligible Optionholders Rejecting the Notice of Withdrawal under the Exchange Offer
(a)(1)(J) Form of Reminder Communication to Eligible Optionholders
(d)(1) Winn-Dixie Stores, Inc. Amended and Restated Equity Incentive Plan
(d)(2) Form of Non-Qualified Stock Option Award Agreement under the Winn-Dixie Stores, Inc. Amended and Restated Equity Incentive Plan for Eligible Optionholders participating in the exchange offer

Item 1.	Summary Term Sheet

The information set forth under “Summary Term Sheet — Questions and Answers” in the Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants, dated November 9, 2009, attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.	Subject Company Information

(a) Name and Address. The issuer is Winn-Dixie Stores, Inc., a Florida corporation (the “Company”). The Company’s principal executive offices are located at 5050 Edgewood Court, Jacksonville, Florida 32254-3699 and the telephone number of its principal executive offices is (904) 783-5000.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain optionholders to exchange their outstanding stock option grants, whether vested or unvested (the “Eligible Option Grants”), to purchase shares of the Company’s common stock, par value $0.001 per share, granted under Winn-Dixie Stores, Inc. Amended and Restated Equity Incentive Plan (the “2007 Plan”) with an exercise price per share greater than or equal to $20.00 for new option grants (in each case, the “New Option Grants”) to be granted under the 2007 Plan that will represent the right to purchase fewer shares at a lower exercise price than the Eligible Option Grants. This offer is being made upon the terms and subject to the conditions set forth in the exchange offer and in the related accompanying Election Form, attached hereto as Exhibit (a)(1)(C).

The exchange offer is being made to associates of the Company who, as of the date the exchange offer commences, are employed by the Company or one of its subsidiaries and hold Eligible Option Grants. These optionholders are collectively referred to as the “Eligible Optionholders.” To remain eligible to tender Eligible Option Grants for exchange and cancellation, and receive New Option Grants, the Eligible Optionholders must continue to be employed by the Company or one of its subsidiaries through, and must not have received nor have given a notice of termination prior to, the expiration of the exchange offer.

The information set forth in the exchange offer under “Summary Term Sheet — Questions and Answers,” “Eligible Option Grants; Eligible Optionholders; Expiration Date of This Exchange Offer,” “Acceptance of Eligible Option Grants for Exchange; Issuance of New Option Grants,” “Price Range of Our Common Stock,” and “Source and Amount of Consideration; Terms of New Option Grants” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the exchange offer under “Price Range of Common Stock” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

The information set forth under Item 2(a) above and in the exchange offer under “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference. The Company is both the filing person and the subject company.

Item 4.	Terms of the Transaction

(a) Material Terms. The information set forth in the Exchange Offer under “Summary Term Sheet — Questions and Answers,” “Eligible Option Grants; Eligible Optionholders; Expiration Date of This Exchange Offer,” “Procedures for Tendering Eligible Option Grants,” “Withdrawal Rights,” “Acceptance of Eligible Option Grants for Exchange; Issuance of New Option Grants,” “Conditions of This Exchange Offer,” “Source and Amount of Consideration; Terms of New Option Grants,” “Information Concerning Us; Financial Information,” “Status of Eligible Option Grants Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer,” “Legal Matters; Regulatory Approvals,” “Material United States Tax Consequences,” and “Extension of Exchange Offer; Termination; Amendment” is incorporated herein by reference.

(b) Purchases. The information set forth in the Exchange Offer under “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

Agreements Involving the Subject Company’s Securities. The information set forth in the exchange offer under “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference. The 2007 Plan and related option agreement included with the exchange offer and attached hereto as Exhibits (d)(1)-(d)(2) also contain information regarding the subject company’s securities.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the exchange offer under “Purpose of This Exchange Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the exchange offer under “Acceptance of Eligible Option Grants for Exchange; Issuance of New Option Grants” and “Status of Eligible Option Grants Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer” is incorporated herein by reference.

(c) Plans. The information set forth in the exchange offer under “Information Concerning Us; Financial Information” and “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the exchange offer under “Source and Amount of Consideration; Terms of New Option Grants” and “Fees and Expenses” is incorporated herein by reference.

(b) Conditions. The information set forth in the exchange offer under “Conditions of This Exchange Offer” is incorporated herein by reference.

(c) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the exchange offer under “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the exchange offer under “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Not applicable.

Item 10.	Financial Statements.

(a) Financial Information. The information set forth in Item 8. Financial Statements and Supplementary Data to the Company’s Annual Report on Form 10-K for the year ended June 24, 2009, the information set forth in Item 1. Financial Statements to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 16, 2009 and the financial information contained in the exchange offer under “Information Concerning Us; Financial Information” and referenced in “Additional Information” is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the exchange offer under “Risk Factors,” “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities,” and “Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b) Other Material Information. Not applicable.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants, dated November 9, 2009.

(a)(1)(B)	Form of Communication to Eligible Optionholders of Winn-Dixie Stores, Inc.

(a)(1)(C)	Election Form.

(a)(1)(D)	Notice of Withdrawal.

(a)(1)(E)	Form of Communication to Eligible Optionholders Participating in the Exchange Offer Confirming Receipt of Election Form.

(a)(1)(F)	Form of Communication to Eligible Optionholders Confirming Receipt of Notice of Withdrawal.

(a)(1)(G)	Form of Confirmation Letter to Eligible Optionholders Participating in the Exchange Offer.

(a)(1)(H)	Form of Communication to Eligible Optionholders Rejecting the Election Form under the Exchange Offer.

(a)(1)(I)	Form of Communication to Eligible Optionholders Rejecting the Notice of Withdrawal under the Exchange Offer.

(a)(1)(J)	Form of Reminder Communication to Eligible Optionholders.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(d)(1)	Winn-Dixie Stores, Inc. Amended and Restated Equity Incentive Plan (incorporated by reference to Appendix A to the Company’s proxy statement filed on September 26, 2008).

(d)(2)	Form of Non-Qualified Stock Option Award Agreement under the Winn-Dixie Stores, Inc. Amended and Restated Equity Incentive Plan for Eligible Optionholders participating in the exchange offer (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on December 21, 2006).

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

WINN-DIXIE STORES, INC.

By:	/S/ LARRY B. APPEL, ESQ.
Name:	Larry B. Appel, Esq.
Title:	Senior Vice President, Human Resources & Legal, General Counsel

Date: November 9, 2009